SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon Rydell 734 663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Securities Company, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT RHOADES
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Aug 7 2014
ACTING IN COUNTY OF Washtenaw

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sammons Securities Company, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2011

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Sammons Securities Company, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2011

Sammons Securities Company, LLC
Index
December 31, 2011

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Report of Independent Auditors

To the Members of
Sammons Securities Company, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Sammons Securities Company, LLC (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Sammons Securities Company, LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	2,819,916
Commissions receivable		1,321,770
Interest receivable		22,812
Receivable from clearing broker		173,250
Representative fees receivable		31,135
Fixed assets, net of accumulated depreciation of $15,256		111,456
Certificate of deposits, at fair value		1,000,000
Other receivables and other assets		818,732
Total assets	$	6,299,071
Liabilities and Members' Equity		
Commissions payable	$	1,782,073
Management fees payable		381,937
Accounts payable and accrued expenses		300,141
Accrued contingent liabilities		257,043
Total liabilities		2,721,194
Members' equity		3,577,877
Total liabilities and members' equity	$	6,299,071

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Income
Year Ended December 31, 2011

Revenues	
Commissions	$ 32,239,838
Management fees	1,647,901
Representative fees	455,326
Interest	278,787
Account fees and other charges	186,519
Other	562,781
Total revenues	35,371,152
Expenses	
Commissions	26,409,922
Management fees	4,071,423
Litigation and legal	397,497
Regulatory and licensing	184,122
Clearing and brokerage	39,487
Other	1,467,340
Total expenses	32,569,791
Net income	$ 2,801,361

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2011

Balance at December 31, 2010	$ 3,726,516
Net income	2,801,361
Distributions to members	(2,950,000)
Balance at December 31, 2011	$ 3,577,877

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$2,801,361
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	15,256
Changes in assets and liabilities	
Decrease in receivable from clearing broker	54,060
Increase in commissions receivable	(48,509)
Decrease in representative fees receivable	18,593
Decrease in interest receivable	17,031
Increase in other receivables and other assets	(216,545)
Increase in commissions payable	105,384
Increase in management fees payable	204,069
Increase in accounts payable and accrued expenses	64,822
Increase in accrued contingent liabilities	227,043
Net cash provided by operating activities	3,242,565
Cash flows from investing activities	
Purchases of fixed assets	(46,338)
Net cash used in investing activities	(46,338)
Cash flows from financing activities	
Distributions to members	(2,950,000)
Net increase in cash and cash equivalents	246,227
Cash and cash equivalents, beginning of year	2,573,689
Cash and cash equivalents, end of year	$2,819,916

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business
Sammons Securities Company, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. and Jerome S. Rydell as members. Jerome S. Rydell has no voting rights as a member.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company offers to its customers various investment products including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate in 385 independent branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity through First Clearing, LLC ("FCC") and National Financial Services ("NFS").

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

The Company has evaluated subsequent events for recognition or disclosure through February 24, 2012, which was the date this report was issued.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses
Commission revenue, including mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying statement of income.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing and technology support, and are recorded on the accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

Other revenues in the statement of income include mostly sponsorship revenues and other revenues earned in the normal course of business. Sponsorship revenues are earned in providing vendors the opportunity to present their products at sales and educational conferences hosted by the Company.

Management fees are earned from Sigma Planning Corporation ("SPC"), a related entity, for services provided by the Company's representatives to SPC. (Note 5)

In the statement of income, commission expenses are the amounts that are due to representatives for their commissions and fees earned. Commission expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

Other expenses in the statement of income include various expenses such as computer related costs, advertising expenses, conference costs and other expenses incurred in the normal course of business.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. In this category, the Company includes its certificate of deposit at fair value as the valuation inputs are based on other inputs that are directly or indirectly observable in the marketplace.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and money market funds. Included in cash and cash equivalents on the statement of financial condition are also balances on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC in the amount of $30 and a

restricted cash deposit for margin requirements at FCC and NFS in the amount of $100,013 and $75,000 respectively as of December 31, 2011.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Other Receivables and Other Assets
Other receivables and assets in the statement of financial condition include receivables due from affiliated entities, receivables from vendors related to sponsorship revenues (Note 1), other receivables from operations, and prepaid expenses. As of December 31, 2011, prepaid expenses in the amount of $627,594 were included in other receivables and assets. Prepaid expenses consist of prepaid convention costs which the company hosts on an annual basis and prepaid licensing and registration fees associated with regulatory requirements.

Income Taxes
The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As such, each member is liable for the taxes, if any, on their distributive share of income. The Company is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $182,602 for the year ended December 31, 2011 and are included in other expenses in the accompanying statement of income.

2. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from FCC relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by FCC which are recorded on a trade date basis. Amounts receivable from and payable to FCC are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2011:

Office equipment	$ 126,712
Less: Accumulated depreciation	(15,256)
Fixed assets, net of accumulated depreciation	$ 111,456

4. Distributions to Members

The Company makes periodic distributions to its members based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the Statement of Changes in Stockholder's Equity.

5. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by the members of the Company. B-D Ops has a formal management services agreement with the Company and Sigma Financial Corporation ("SFC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SFC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SFC. Management fees are allocated between the Company and SFC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

The Company also receives services from Midland National Life ("Midland"). Midland provides marketing, compliance, and sales assistance to the Company through several of its offices located in the United States of America. The management fees incurred by the Company for these services are computed using a percentage of the Company's commission revenues in accordance with a written agreement.

Beginning in 2011, the Company incurred fees to Midland for recruiting services and assistance provided by Midland. The management fees for the recruiting services are computed based on a percentage of the companies commission revenues.

The Company also receives management fees of $1,647,901 from SPC, an affiliate of SFC. The management fees are calculated based on the revenues of SPC, a registered investment advisor.

Included in the statement of income is $3,441,880 relating to management fee expenses to B-D Ops and $629,543 relating to Midland. Included in management fees payable on the statement of financial condition at December 31, 2011 is $116,796 and $265,141 respectively, relating to the management fees.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations and litigation actions as of December 31, 2011. The arbitrations and litigation have been brought against the Company for damages in the execution of securities transactions. While the outcome of any litigation is unknown due to various circumstances, management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial statements.

At December 31, 2011, the Company recorded a reserve of $257,043 for potential losses and the defense in connection with these matters. This is included with litigation and legal fees in the statement of income.

7. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with FCC, NFS, and two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured

by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The primary financial institution utilized by the Company is also a participant in the Temporary Unlimited FDIC Coverage for Noninterest-Bearing Transaction Accounts that covers noninterest bearing transaction accounts through December 31, 2012. At December 31, 2011, the Company did not have any uninsured cash balance with the financial institutions. At December 31, 2011, the Company had $100,073 of cash on deposit with FCC and $76,460 on deposit with NFS.

8. Guarantees and Indemnification

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through FCC and NFS. Pursuant to the clearing agreement, FCC and NFS have the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2011 no such reimbursement requests have been received or are outstanding.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,255,805 which was $2,005,805 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.21 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The company introduces its customers' account and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

Supplemental Schedules

Sammons Securities Company, LLC
Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission
December 31, 2011

Schedule I

Net capital		
Total members' equity qualified for net capital		$ 3,577,877
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		277,747
Other receivables		222,327
Fixed assets		111,456
Other assets		628,546
Total nonallowable assets		1,240,076
Other deductions and/or charges		70,000
Net capital before haircuts		2,267,801
Haircut on other securities		11,996
Net capital		$ 2,255,805
Aggregate indebtedness		$ 2,721,194
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 181,413
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		250,000
Excess net capital (net capital, less net capital requirement)		2,005,805
Excess net capital at 1,000 percent (net capital less 120% of minimum dollar requirement)		$ 1,955,805
Ratio of aggregate indebtedness to net capital		1.21 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2011.

Sammons Securities Company, LLC
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Schedule II

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the information above and the information included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2011.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of
Sammons Securities Company, LLC

In planning and performing our audit of the financial statements of Sammons Securities Company, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

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